

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Crystal Lail
Chief Financial Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, SD 57108

       Re: NorthWestern Corporation
            Form 10-K for the Fiscal Year ended December 31, 2020
            Filed February 12, 2021
            File No. 001-10499

Dear Ms. Lail:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation